UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

MaxLinear, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
57776J 100
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 57776J 100

1.	Names of reporting persons Kishore V. Seendripu, Ph.D.
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole voting power
4,219,129 shares of Common Stock (1)
	6.	Shared voting power
1,293,733 (2)
	7.	Sole dispositive power
4,219,129 shares of Common Stock (1)
	8.	Shared dispositive power
1,293,733 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,512,862 shares of Common Stock (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9)
6.6% (4)
12.	Type of Reporting Person (See Instructions) IN
(1)    Consists of 95,210 shares of Common Stock held of record by the Reporting Person, 18,920 shares of Common Stock held of record by the Seendripu Relatives Trust dated October 5, 2009 (“Relatives Trust”), 104,049 shares of Common Stock held of record by the Kishore V. Seendripu 2022 Annuity Trust A (“2022 Kishore Trust A”), 104,049 shares of Common Stock held of record by the Rekha S. Seendripu 2022 Annuity Trust A (“2022 Rekha Trust A”), 285,552 shares of Common Stock held of record by the Kishore V. Seendripu 2022 Annuity Trust B (“2022 Kishore Trust B”), 285,552 shares of Common Stock held of record by the Rekha S. Seendripu 2022 Annuity Trust B (“2022 Rekha Trust B”), 448,413 shares of Common Stock held of record by the Ishan Krishna Seendripu Trust dated October 5, 2009 (“Ishan Krishna Seendripu Trust”), 448,413 shares of Common Stock held of record by the Samira Seendripu Trust dated October 5, 2009 (“Samira Seendripu Trust”), 295,727 shares of Common Stock held of record by the Ishan Krishna Seendripu Trust #2 dated July 14, 2023 (“Ishan Krishna Seendripu Trust #2”), 295,727 shares of Common Stock held of record by the Samira Seendripu Trust #2 dated July 14, 2023 (“Samira Seendripu Trust #2”), 295,727 shares of Common Stock held of record by the IKS Heritage Trust #2 dated July 14, 2023 (“IKS Heritage Trust #2”), 295,727 shares of Common Stock held of record by the SS Heritage Trust #2 dated July 14, 2023 (“SS Heritage Trust #2”), 1,058,846 shares underlying vested performance-

based restricted stock units and time-based restricted stock units of which the Reporting Person deferred receipt that could be delivered to him within 60 days of December 31, 2023 if his service with the company terminates or a qualifying change of control occurs within that time, 182,346 performance-based restricted stock units reasonably certain to vest within 60 days of December 31, 2023 and 4,871 time-based restricted stock units scheduled to vest within 60 days of December 31, 2023. Kishore V. Seendripu, Ph.D., a member of the Issuer’s board of directors and the Issuer's chief executive officer (the “Reporting Person”), is the trustee of the Relatives Trust, 2022 Kishore Trust A, 2022 Rekha Trust A, 2022 Kishore Trust B, 2022 Rekha Trust B, and Family Fund. The Reporting Person's sibling is the trustee of Ishan Krishna Seendripu Trust and Samira Seendripu Trust, and an independent entity is the trustee of Ishan Krishna Seendripu Trust #2, Samira Seendripu Trust #2, IKS Heritage Trust #2, and SS Heritage Trust #2.
(2)    Consists of 909,242 shares of Common Stock held of record by the Seendripu Family Trust dated October 5, 2009, for which the Reporting Person and the Reporting Person’s spouse serve as trustees (“Family Trust”), 100,799 shares of Common Stock held of record by the IKS Heritage Trust dated July 13, 2020 for which the Reporting Person serves as co-trustee (“IKS Heritage Trust”), 182,893 shares of Common Stock held of record by The Seendripu Family Fund (“Family Fund”) for which the Reporting Person and the Reporting Person's spouse serve as account owners, and 100,799 shares of Common Stock held of record by the SS Heritage Trust dated July 13, 2020 for which the Reporting Person serves as co-trustee (“SS Heritage Trust”).
(3)    Consists of 95,210 shares of Common Stock held of record by the Reporting Person, 18,920 shares of Common Stock held of record by the Relatives Trust, 104,049 shares of Common Stock held of record by the 2022 Kishore Trust A, 104,049 shares of Common Stock held of record by the 2022 Rekha Trust A, 285,552 shares of Common Stock held of record by the 2022 Kishore Trust B, 285,552 shares of Common Stock held of record by the 2022 Rekha Trust B, 182,893 shares of Common Stock held of record by the Family Fund for which the Reporting Person and the Reporting Person's spouse serve as account owners, 448,413 shares of Common Stock held of record by the Ishan Krishna Seendripu Trust, 448,413 shares of Common Stock held of record by the Samira Seendripu Trust, 295,727 shares of Common Stock held of record by Ishan Krishna Seendripu Trust #2, 295,727 shares of Common Stock held of record by Samira Seendripu Trust #2, 295,727 shares of Common Stock held of record by the IKS Heritage Trust #2, 295,727 shares of Common Stock held of record by the SS Heritage Trust #2, 909,242 shares of Common Stock held of record by the Family Trust, 100,799 shares of Common Stock held of record by the IKS Heritage Trust, 100,799 shares of Common Stock held of record by the SS Heritage Trust, 1,058,846 shares underlying vested performance-based restricted stock units and time-based restricted stock units of which the Reporting Person deferred receipt that could be delivered to him within 60 days of December 31, 2023 if his service with the company terminates or a qualifying change of control occurs within that time, 182,346 performance-based restricted stock units reasonably certain to vest within 60 days of December 31, 2023 and 4,871 time-based restricted stock units scheduled to vest within 60 days of December 31, 2023.
(4)    This number represents the percentage obtained by: dividing (a) the total number of shares of the Issuer’s Common Stock being reported in this Statement (5,512,862) by (b) the sum of (i) the number of shares of the Issuer’s Common Stock outstanding on December 31, 2023 (81,818,296), based on information publicly disclosed by the Issuer, and (ii) 1,058,846 shares underlying vested performance-based restricted stock units and time-based restricted stock units of which the Reporting Person deferred receipt that could be delivered to him within 60 days of December 31, 2023 if his service with the company terminates or a qualifying change of control occurs within that time, 182,346 performance-based restricted stock units reasonably certain to vest within 60 days of December 31, 2023 and 4,871 time-based restricted stock units scheduled to vest within 60 days of December 31, 2023.

Item 1.
(a)    Name of Issuer:
MaxLinear, Inc.
(b)    Address of Issuer’s Principal Executive Offices:
5966 La Place Court, Suite 100
Carlsbad, California 92008
Item 2.
(a)    Name of Person Filing:
Kishore V. Seendripu, Ph.D.
(b)    Address of Principal Business Office or, if none, Residence:
Kishore V. Seendripu, Ph.D.
c/o MaxLinear, Inc.
5966 La Place Court, Suite 100
Carlsbad, California 92008
(c)    Citizenship:
United States
(d)    Title of Class of Securities:
Common Stock, $0.0001 par value per share.
(e)    CUSIP Number:
57776J 100
Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.    Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Person filing this statement on Schedule 13G is provided as of December 31, 2023.
(a)    Amount Beneficially Owned:
5,512,862 (1)
(b)    Percent of Class:
6.6% (2)

(c)    Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote:
4,219,129 (3)
(ii)    Shared power to vote or to direct the vote:
1,293,733 (4)

(iii)    Sole power to dispose or to direct the disposition of:
4,219,129 (3)
(iv)    Shared power to dispose or to direct the disposition of:
1,293,733 (4)
(1)    Consists of 95,210 shares of Common Stock held of record by the Reporting Person, 18,920 shares of Common Stock held of record by the Seendripu Relatives Trust dated October 5, 2009 (“Relatives Trust”), 104,049 shares of Common Stock held of record by the Kishore V. Seendripu 2022 Annuity Trust A (“2022 Kishore Trust A”), 104,049 shares of Common Stock held of record by the Rekha S. Seendripu 2022 Annuity Trust A (“2022 Rekha Trust A”), 285,552 shares of Common Stock held of record by the Kishore V. Seendripu 2022 Annuity Trust B (“2022 Kishore Trust B”), 285,552 shares of Common Stock held of record by the Rekha S. Seendripu 2022 Annuity Trust B (“2022 Rekha Trust B”), 182,893 shares of Common Stock held of record by The Seendripu Family Fund (“Family Fund”) for which the Reporting Person and the Reporting Person's spouse serve as account owners, 448,413 shares of Common Stock held of record by the Ishan Krishna Seendripu Trust dated October 5, 2009 (“Ishan Krishna Seendripu Trust”), 448,413 shares of Common Stock held of record by the Samira Seendripu Trust dated October 5, 2009 (“Samira Seendripu Trust”), 295,727 shares of Common Stock held of record by the Ishan Krishna Seendripu Trust #2 dated July 14, 2023 (“Ishan Krishna Seendripu Trust #2”), 295,727 shares of Common Stock held of record by the Samira Seendripu Trust #2 dated July 14, 2023 (“Samira Seendripu Trust #2”), 295,727 shares of Common Stock held of record by the IKS Heritage Trust #2, 295,727 shares of Common Stock held of record by the SS Trust #2, 909,242 shares of Common Stock held of record by the Seendripu Family Trust dated October 5, 2009, for which the Reporting Person and the Reporting Person's spouse serve as trustees (“Family Trust”), 100,799 shares of Common Stock held of record by the IKS Heritage Trust dated July 13, 2020 for which the Reporting Person serves as co-trustee (“IKS Heritage Trust”), 100,799 shares of Common Stock held of record by the SS Heritage Trust dated July 13, 2020 for which the Reporting Person serves as co-trustee (“SS Heritage Trust”), 1,058,846 shares underlying vested performance-based restricted stock units and time-based restricted stock units of which the Reporting Person deferred receipt that could be delivered to him within 60 days of December 31, 2023 if his service with the company terminates or a qualifying change of control occurs within that time, 182,346 performance-based restricted stock units reasonably certain to vest within 60 days of December 31, 2023 and 4,871 time-based restricted stock units scheduled to vest within 60 days of December 31, 2023. Kishore V. Seendripu, Ph.D., a member of the Issuer’s board of directors and the Issuer's chief executive officer (the “Reporting Person”), is the trustee of the Relatives Trust, 2022 Kishore Trust A, 2022 Rekha Trust A, 2022 Kishore Trust B, 2022 Rekha Trust B, and Family Fund. The Reporting Person's sibling is the trustee of Ishan Krishna Seendripu Trust and Samira Seendripu Trust, and an independent entity is the trustee of Ishan Krishna Seendripu Trust #2, Samira Seendripu Trust #2, IKS Heritage Trust #2, and SS Heritage Trust #2.
(2) This number represents the percentage obtained by: dividing (a) the total number of shares of the Issuer’s Common Stock being reported in this Statement (5,512,862) by (b) the sum of (i) the number of shares of the Issuer’s Common Stock outstanding on December 31, 2023 (81,818,296), based on information publicly disclosed by the Issuer and (ii) 1,058,846 shares underlying vested performance-based restricted stock units and time-based restricted stock units of which the Reporting Person deferred receipt that could be delivered to him within 60 days of December 31, 2023 if his service with the company terminates or a qualifying change of control occurs within that time, 182,346 performance-based restricted stock units reasonably certain to vest within 60 days of December 31, 2023 and 4,871 time-based restricted stock units scheduled to vest within 60 days of December 31, 2023.
(3) Consists of 95,210 shares of Common Stock held of record by the Reporting Person, 18,920 shares of Common Stock held of record by the Relatives Trust, 104,049 shares of Common Stock held of record by the 2022 Kishore Trust A, 104,049 shares of Common Stock held of record by the 2022 Rekha Trust A, 285,552 shares of Common Stock held of record by the 2022 Kishore Trust B, 285,552 shares of Common Stock held of record by the 2022 Rekha Trust B, 448,413 shares of Common Stock held of record by the Ishan Krishna Seendripu Trust, 448,413 shares of Common Stock held of record by the Samira Seendripu Trust, 295,727 shares of Common Stock held of record by the Ishan Krishna Seendripu Trust #2 dated July 14, 2023 (“Ishan Krishna Seendripu Trust #2”), 295,727 shares of Common Stock held of record by the Samira Seendripu Trust #2 dated July 14, 2023 (“Samira Seendripu Trust #2”), 295,727 shares of Common Stock held of record by the IKS Heritage Trust #2, 295,727 shares of

Common Stock held of record by the SS Heritage Trust #2, 1,058,846 shares underlying vested performance-based restricted stock units and time-based restricted stock units of which the Reporting Person deferred receipt that could be delivered to him within 60 days of December 31, 2023 if his service with the company terminates or a qualifying change of control occurs within that time, 182,346 performance-based restricted stock units reasonably certain to vest within 60 days of December 31, 2023 and 4,871 time-based restricted stock units scheduled to vest within 60 days of December 31, 2023.
(4) Consists of 909,242 shares of Common Stock held of record by the Family Trust, 100,799 shares of Common Stock held of record by the IKS Heritage Trust, 182,893 shares of Common Stock held of record by the Family Fund, and 100,799 shares of Common Stock held of record by the SS Heritage Trust.
Item 5.    Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐
Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
    Not applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
    Not applicable.
Item 8.    Identification and Classification of Members of the Group.
    Not applicable.
Item 9.    Notice of Dissolution of Group.
    Not applicable.
Item 10.    Certifications.
    Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024
Date

By:	/s/ Kishore V. Seendripu, Ph.D.

Print Name:	Kishore V. Seendripu, Ph.D.